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                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.

                                   FORM U-57



                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under Section 33(a) of the

            Public Utility Holding Company Act of 1935, as amended

                                      for

                        Baglan Generating Limited; and

                           Baglan Operations Limited
                      (Name of foreign utility companies)

                                      by

                     General Electric Capital Corporation
                           (Name of filing company)


Please send a copy of all notices and correspondence concerning this Notice to:

General Electric Capital Corporation
c/o Structured Finance Group
120 Long Ridge Road
Stamford, CT 06927
Attn:  General Counsel

Brian Chisling, Esq.
Simpson Thacher & Bartlett
1 Riverside Plaza, Ninth Floor
Columbus, OH 43215

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                                                                             2

Notification

     General Electric Capital Corporation hereby files with the Securities and Exchange Commission ("Commission"), pursuant to Section 33 of the Public Utility Holding Company Act, as amended (the "Act") and Rule 57 thereunder, this notice that Baglan Generating Limited ("Baglan Generating"), a company incorporated under the laws of England and Wales, and Baglan Operations Limited ("Baglan Operations"), a company incorporated under the laws of England and Wales, are "foreign utility companies" within the meaning of
Section 33(a) of the Act.

     Neither Baglan Generating nor Baglan Operations owns or derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale, or the distribution at retail of natural gas or manufactured gas for heat, light or power, within the United States. Neither Baglan Generating, Baglan Operations nor any of their subsidiaries is a "public-utility company" (as defined in the Act) operating in the United States.



ITEM 1

Name and business address of entities claiming foreign utility company status.

         Baglan Generating Limited
         200 Aldersgate Street
         London, England EC1A 4JJ

         Baglan Operations Limited
         200 Aldersgate Street
         London, England EC1A 4JJ

Description of the facilities used for the generation, transmission, or distribution of electric energy for sale.

     Baglan Generating will own, and Baglan Operations will lease and operate, a gas-fired, combined-cycle heat and power plant (consisting of two units with a total electric generating capacity of approximately 555 MW) and related interconnection and other facilities located in Baglan Bay, South Wales, United Kingdom (the "Facility").

Ownership of the Companies.

     Baglan Generating and Baglan Operations are wholly-owned subsidiaries of International General Electric (USA) ("IGE"), a company incorporated under the laws of England and Wales. General Electric Company ("GE"), a New York corporation, is the ultimate parent of IGE, Baglan Generating and Baglan Operations. General Electric Capital Corporation is a wholly owned subsidiary of GE. General Electric Capital Corporation is a wholly owned indirect subsidiary of GE. No entities, other than GE and its direct or indirect, wholly owned subsidiaries, own any voting securities of IGE, Baglan Generating or Baglan Operations.

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                                                                             3

ITEM 2

Domestic associate public-utility company and holding company.

     No domestic public-utility company or holding company has any interest in, or relationship to, Baglan Generating or Baglan Operations.



Exhibit A

Not Applicable.



SIGNATURE

     The undersigned company has duly caused this Notice to be signed on its behalf by the undersigned thereunto duly authorized.



                              General Electric Capital Corporation


                              By:    /s/  Ricardo Silva
                                 ------------------------------
                              Name: Ricardo Silva
                              Title: Vice President


Dated: March 6, 2002